SECOND AMENDMENT TO
                          LOAN AND SECURITY AGREEMENT


         This Second Amendment to Loan and Security Agreement ("Second Amendment") dated as of the 21st day of July, 1997 is by and between INTELLICALL, INC., a Delaware corporation ("Borrower") and FINOVA CAPITAL CORPORATION ("FINOVA")

BACKGROUND

A. On November 13, 1996, Borrower and FINOVA entered into a certain Loan and Security Agreement ("Loan Agreement") and certain related agreements and instruments (collectively with the Loan Agreement, the "Loan Documents") to reflect certain loan arrangements among the parties.

B. On April 16, 1997, Borrowers and FINOVA entered into a certain First Amendment to Loan and Security Agreement (the "First Amendment") to reflect certain amendments of the Loan Documents.

C Borrower has requested that FINOVA agree to certain further amendments of the Loan Documents to reflect certain changes.

         NOW  THEREFORE,   with  the  foregoing  Background  hereinafter  deemed
incorporated by reference herein and made a part hereof, the parties hereto, intending to be legally bound, hereby promise and agree as follows:

         1. Preferred Stock Redemption. Section 14.3 of the Loan Agreement is deleted and replaced in its entirety as follows:

                  14.3 Dividends. Declare or pay cash dividends upon any of its stock or distribute any of its property or redeem, retire, purchase or acquire directly or indirectly any of its stock or make any other distributions; provided, however the limitation set forth in the preceding clause shall not apply to the redemption or repurchase by Borrower of shares of its Series A Preferred Stock outstanding from time to time which are required or permitted to be made by Borrower pursuant to the terms of the Designations, Preferences and Rights of Series A Convertible Preferred Stock of Intellicall, Inc. (the "Designation") relating to the Series A Preferred Stock, a copy of which Designation is attached hereto as Exhibit 14.3, if (i) following and after giving effect to such redemption or repurchase, Borrower shall have (A) excess borrowing availability under the Borrowing Base of not less than $500,000 and
(B)less than $500,000 of the aggregate of all book overdrafts and trade accounts payable outstanding beyond their due date which are not being contested in good faith by Borrower and (ii) at the time of such repurchase or redemption no Event of Monetary Default and no event which, with notice or passage of time or both, would constitute an Event of Monetary Default has occurred and is continuing, or would result from such repurchase or redemption. For purposes of this Second

Amendment, the term "Event of Monetary Default" shall mean Event of Default as contemplated in Section 17.1 (a) of the Loan Agreement or as contemplated in
Section 17.1 (b) as to the failure of Borrower to comply with Section 13.14 of the Loan Agreement.

         2. Amendment to Financial Covenants. Finova agrees that it will not modify any of Financial Covenants for periods ending on or prior to December 31, 1997 (other than as set forth in paragraph 3 of this Second Amendment) which are set forth on Pages S-5 and S-6 of the Schedule to Loan and Security Agreement without the consent of the Purchasers (other than The Matthew Fund, N.V.) of the Series A Convertible Preferred Stock to be issued pursuant to the Designation, if such modification would make the Borrower's compliance with the modified Financial Covenants more difficult than compliance with Financial Covenants, as modified herein, as of the date of this Second Amendment.

         3. Schedule to Loan and Security Agreement. The Schedule to Loan and Security Agreement is hereby amended so that the Total Debt Service Coverage Ratio of 0.50 to 1.0 set forth on Page S-6 thereto shall apply through the 4th quarter 1997 and the Total Debt Service Coverage Ratio of 1.00 to 1.00 set forth on Page S-6 thereto shall apply to 1st Quarter 1998 and at all times thereafter.

         4. Reaffirmation of Agreement. Except as expressly modified herein, Borrower hereby affirms all representations and warranties set forth in the Loan Agreement again as of this date and warrants and represents that all such representations and warranties are true, accurate and complete in all respects as of this date and that such warranties and representations are hereby deemed applicable to this Second Amendment and that no Event of Default exists under the Loan Agreement or would exist with the passage of time, giving of notice or both.

         5.       Conditions Precedent.    This Second Amendment shall not be
effective until the following conditions have been met to the sole satisfaction of FINOVA:

     (a) Borrower shall have executed and delivered to FINOVA this Second Amendment; and

     (b) Borrower shall deliver to FINOVA any other documents, instruments or agreements required hereunder or requested by FINOVA.

         6.       Amendment Fee.   Borrower shall, as a condition to the
effectiveness of this Second Amendment, pay to FINOVA a non-refundable Amendment Fee of $5,000. Such fee shall be due and payable at the closing of this Second Amendment.

         7.       Miscellaneous:

     (a) Capitalized Terms. All capitalized terms not otherwise defined herein shall have the meanings as set forth in the Loan Documents.

     (b) Third Party Rights. No rights are intended to be created hereunder for the benefit of any third party donee, creditor, or incidental beneficiary.

     (c) Headings. The headings of any paragraph of this Second Amendment are for convenience only and shall not be used to interpret any provisions hereof.

     (d) Other Instruments. Borrower agrees to execute any other documents, instruments and writings, in form satisfactory to FINOVA, as FINOVA may reasonably request, to carry out the intentions of the parties hereunder.

     (e) Modifications. No modification hereof or any agreement referred to herein shall be binding or enforceable unless in writing and signed on behalf of the party against whom enforcement is sought.

     (f) Governing Law. The terms and conditions of this Second Amendment shall be governed by the laws of the State of Arizona.

         IN WITNESS WHEREOF, the undersigned parties have executed this Second Amendment to Loan and Security Agreement the day and year first above written.

                                            INTELLICALL, INC.


                                            By:___________________________

                                            Title: Vice President

                                            By: ___________________________

                                            Title:  Secretary

FINOVA CAPITAL CORPORATION

By: ____________________________

Title: ___________________________